(As filed October 17, 2000)
                                                                File No. 70-9377

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         Post-Effective Amendment No. 2
                                   ("POS-AMC")
                                       to
                                    FORM U-1
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                            INTERSTATE POWER COMPANY
                                1000 Main Street
                                  P.O. Box 769
                            Dubuque, Iowa 52004-07691

           (Names of companies filing this statement and addresses of principal executive offices)

               ---------------------------------------------------

                           ALLIANT ENERGY CORPORATION

                 (Name of top registered holding company parent)

              ----------------------------------------------------

                                Edward M. Gleason
                         Vice President - Treasurer and
                               Corporate Secretary
                           Alliant Energy Corporation
                           222 West Washington Avenue
                          Madison, Wisconsin 53703-0192

                     (Name and address of agent for service)

              ----------------------------------------------------

     The Commission is requested to send copies of all notices, orders and communications in connection with this Application or Declaration to:

     Barbara J. Swan, General Counsel        William T. Baker, Jr., Esq.
        Alliant Energy Corporation             Thelen Reid & Priest LLP
        222 West Washington Avenue                40 West 57th Street
       Madison, Wisconsin 53703-0192            New York, New York 10019

     Post-Effective Amendment No. 1 to the Application/Declaration in this proceeding, as filed September 14, 2000, is hereby amended by restating Item 1 - Description of Proposed Transaction to read as follows:

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION.
          -----------------------------------

          A.   Backround. Interstate Power Company ("IPC") is a wholly-owned
               ---------
public-utility subsidiary of Alliant Energy Corporation ("Alliant Energy"), a registered holding company. At December 31, 1999, IPC supplied electric service to approximately 167,000 electric customers, including 11 full or partial requirements wholesale customers, in portions of Iowa, Minnesota and Illinois and gas service to approximately 50,000 customers, all in Iowa. For the year ended December 31, 1999, IPC had operating revenues of $342,712,000, of which $294,988,000 were derived from electric operations and $47,724,000 from gas operations. At December 31, 1999, IPC had total assets of $662,184,000, including net utility plant assets of $509,348,000.

          At June 30, 2000, IPC's capitalization consisted of (1) 9,777,432 shares of common stock, all of which are held by Alliant Energy; (2) 761,381 shares of cumulative preferred stock, issued in four series and having an aggregate face amount equal to $38,069,000; and (3) $173,150,000 aggregate principal amount of long-term debt, as follows: (a) three series of first mortgage bonds totaling $$144,000,000, and (b) obligations with respect to tax-exempt bond financings totaling $29,150,000. IPC's capitalization at June 30, 2000, consisted of 51.6% common equity, 8.3% preferred stock and 40.1% long-term debt. IPC's long-term secured debt is currently rated A+ by Standard & Poor's and A1 by Moody's.

          B.   Current Financing Authorization. By order dated November 25,
               -------------------------------
1998 (Holding Co. Act Release No. 26946) (the "Current Financing Order"), the Commission authorized IPC to (1) issue and sell from time to time through December 31, 2000, in one or more series, any combination of (a) first mortgage


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


bonds ("First Mortgage Bonds"), (b) senior unsecured debentures ("Senior Debentures"), and (c) unsecured subordinated debentures ("Subordinated Debentures"); and (2) enter into an agreement or agreements for the issuance and sale of one or more series of tax-exempt bonds ("Tax-Exempt Bonds") for the financing or refinancing of air and water pollution control facilities and sewage and solid waste disposal facilities ("Facilities"). As security for IPC's obligations under any agreement relating to the Tax-Exempt Bonds, IPC was also authorized to (1) issue its non-negotiable promissory note or notes to evidence the loan to IPC of the proceeds of the Tax-Exempt Bonds by the issuer thereof,
(2) convey a subordinated security interest in any Facilities that are financed through the issuance of Tax-Exempt Bonds, (3) issue and pledge one or more new series of First Mortgage Bonds ("Tax-Exempt Collateral Bonds"), (4) acquire and deliver letters of credit guaranteeing payment of the Tax-Exempt Bonds and enter into reimbursement agreements with respect to any such letters of credit, (5) acquire insurance policies guaranteeing payment of the Tax-Exempt Bonds, and/or
(6) provide a direct guarantee of payment of the principal of and premium, if any, and interest on the Tax-Exempt Bonds.

          Under the Current Financing Order, the aggregate principal amount of the First Mortgage Bonds, Senior Debentures, Subordinated Debentures, and Tax-Exempt Bonds issued shall not exceed $80 million, provided that such amount excludes the principal amount of any Tax-Exempt Collateral Bonds issued as collateral security for Tax-Exempt Bond obligations and any other forms of collateral related to the Tax-Exempt Bonds. The Current Financing Order provides that no series of First Mortgage Bonds will be issued at rates in excess of the lower of 15% per annum or those rates generally obtainable at the time of pricing for first mortgage bonds having reasonably similar maturities, issued by companies of the same or reasonably comparable credit quality and having


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reasonable similar terms, conditions and features (the "Ceiling Rate"). Further, the Current Financing Order provides that no series of Senior Debentures or Subordinated Debentures will be sold if their fixed interest rate or initial adjustable interest rate exceeds the Ceiling Rate.

     Other material terms and conditions of the Current Financing Order are as follows:

     1. Each series of First Mortgage Bonds will mature not later than 40 years from the date of issuance and each series of Senior Debentures and Subordinated Debentures will mature not later than 30 years from the date of issuance.

     2. The Tax-Exempt Bonds will mature not later than 30 years from the first day of the month in which they are initially issued. Payments by IPC under any agreement or any note evidencing a borrowing of the proceeds of the Tax-Exempt Bonds will correspond to the payments of principal of, premium, if any, and interest on the related Tax-Exempt Bonds whenever and in whatever manner the same shall become due, whether at stated maturity, upon redemption or declaration or otherwise.

     3. Any Tax-Exempt Collateral Bonds delivered to the trustee as security shall be in a principal amount that is equal to either (a) the principal amount of the Tax-Exempt Bonds, or (b) the sum of the principal amount of the Tax-Exempt Bonds plus interest payments thereon, and will mature on the maturity date of the Tax-Exempt Bonds. The Tax-Exempt Collateral Bonds, in the case of clause (a) above will bear interest at a rate or rates equal to the interest rate or rates on the Tax-Exempt Bonds and, in the case of clause (b) above, will be non-interest bearing.

     4. Any borrowing by IPC under a reimbursement agreement entered into in connection with obtaining a letter of credit as security for any Tax-Exempt Bonds will have a term of up to 10 years and bear interest at a rate not exceeding: (a) the London Interbank Offered Rate plus up to 2%, (b) the lending


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


bank's certificate of deposit rate plus up to 1-3/4%, or (c) a rate not to exceed the prime rate plus 1%.

     5. Any insurance policy guaranteeing payment of principal of and interest on any series of Tax-Exempt Bonds will extend for the term of the Tax-Exempt Bonds.

     6. Any Tax-Exempt Collateral Bonds, letter of credit, or any related subordinated security interest, any coverage under any insurance policy, or any guarantee acquired or issued by IPC as security or credit enhancement for any series of Tax-Exempt Bonds shall be in an aggregate amount no greater than the principal amount of the Tax-Exempt Bonds plus interest and will be designed to reflect the payment terms and conditions of the Tax-Exempt Bonds.

     7. The premium (if any) payable upon the redemption of any Tax-Exempt Bonds at the option of IPC will not exceed the greater of (a) 5% of the principal amount of the Tax-Exempt Bonds so redeemed, or (b) a percentage of the principal amount equal to the rate of interest per annum borne by the Tax-Exempt Bonds. The purchase price payable by or on behalf of IPC in respect of Tax-Exempt Bonds tendered for purchase at the option of the holders thereof will not exceed 100% of the principal amount thereof plus accrued interest to the purchase date.

     Reference is made to the Current Financing Order for a more complete description of the terms, conditions and limitations applicable to the First Mortgage Bonds, Senior Debentures, Unsecured Debentures and Tax-Exempt Bonds.

          C.   Related Proceedings. IPC's short-term borrowing needs are met
               -------------------
through borrowings under the Alliant Energy system utility money pool arrangement, as authorized in File No. 70-9317. See Holding Co. Act Release No. 26956 (Dec. 18, 1998). Alliant Energy, IPC, and certain other Alliant Energy subsidiaries have filed a Post-Effective Amendment in that proceeding seeking an extension through June 30, 2004 in the authority of such companies to fund the


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system utility money pool through external borrowings by Alliant Energy and to make borrowings thereunder.

          D.   Specific Authorization Requested. In this Post-Effective
               --------------------------------
Amendment, IPC requests an extension of the authorization period under the Current Financing Order from December 31, 2000 to June 30, 2004 ("Extended Authorization Period"). During the Extended Authorization Period, IPC proposes to issue from time to time in one or more transactions First Mortgage Bonds, Senior Debentures, and Subordinated Debentures and to enter into agreements with respect to Tax-Exempt Bonds in an aggregate principal amount not to exceed $80 million, provided that Tax-Exempt Collateral Bonds issued as collateral for IPC's obligations with respect to Tax-Exempt Bonds will not count against this limitation. All other terms, conditions, and limitations contained in the Original Financing Order, including but not limited to limitations on interest rates, maturities, and premiums paid upon redemption, will continue to apply.

                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this Post-Effective Amendment filed herein to be signed on its behalf by the undersigned thereunto duly authorized.

                                        INTERSTATE POWER COMPANY

                                        By: /s/ Edward M. Gleason
                                           ------------------------------------
                                           Name:  Edward M. Gleason
                                           Title: Vice President - Treasurer and
                                                  Corporate Secretary

Date:  October 17, 2000


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